Exhibit 99.1

Thomson Reuters Reports Second-Quarter 2015 Results

Second-quarter performance consistent with full-year expectations

NEW YORK, July 29, 2015 – Thomson Reuters (TSX / NYSE: TRI) today reported results for the second quarter ended June 30, 2015. The company also re-affirmed its full-year 2015 outlook.

•	Reported revenues were down 4% as the negative impact of foreign currency reduced revenues by 6%

•	Revenues grew 2% before currency

•	Organic revenues grew 2%

•	Financial & Risk’s organic revenues grew 1%

•	Legal’s organic revenues increased 2%

•	Financial & Risk net sales were positive in all regions; net sales were positive for the fifth consecutive quarter

•	Adjusted EBITDA decreased 2% to $856 million

•	The margin increased to 28.2% vs. 27.8% in the prior-year period

•	Excluding the impact of currency, adjusted EBITDA grew 3% and the margin was 50 basis points higher than the prior-year period

•	Underlying operating profit decreased 1% to $576 million

•	The margin increased to 19.0% vs. 18.4% in the prior-year period

•	Excluding the impact of currency, underlying operating profit grew 7% and the margin was 100 basis points higher than the prior-year period

•	Adjusted EPS was $0.52, versus $0.51 from the prior-year period

•	Excluding the impact of currency, adjusted EPS was $0.07 better than the prior-year period

“Today’s results reflect the growing momentum within our business,” said James C. Smith, president and chief executive officer of Thomson Reuters. “Our results are in line with our full-year expectations, and on a pre-currency basis, each of our four operating units reported growth for the first time in more than three years. We are entering the second half of 2015 from a position of strength and will continue to prioritize resources behind our highest growth opportunities.”

Consolidated Financial Highlights – Second Quarter

	Three Months Ended June 30,
	(Millions of U.S. dollars, except EPS and margins)
	2015	2014	Change
IFRS Financial Measures
Revenues	$3,038	$3,159	-4%
Operating profit	$405	$381	6%
Diluted earnings per share (EPS)	$0.33	$0.31	6%
Cash flow from operations	$931	$876	6%

	2015	2014	Change		Change Before Currency
Non-IFRS Financial Measures (1)
Revenues from ongoing businesses	$3,038	$3,158	-4%		2%
Adjusted EBITDA	$856	$877	-2%		3%
Adjusted EBITDA margin	28.2%	27.8%	40	bp	50	bp
Underlying operating profit	$576	$581	-1%		7%
Underlying operating profit margin	19.0%	18.4%	60	bp	100	bp
Adjusted earnings per share (adjusted EPS)	$0.52	$0.51	2%		14%
Free cash flow	$709	$652	9%

(1)	These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release. Additional information is provided in the explanatory footnotes to the appended tables.

Thomson Reuters Reports Second-Quarter 2015 Results

•	Revenues from ongoing businesses increased 2% (before currency) from the prior-year period driven by the Legal, Tax & Accounting and Intellectual Property & Science businesses, which grew 2% in aggregate, and by the Financial & Risk business, which grew 1%.

•	Adjusted EBITDA decreased 2% from the prior-year period and the margin increased 40 basis points to 28.2%. Excluding the impact of currency in the quarter, the 2015 margin was 50 basis points higher than the prior-year period. However, the margin was impacted by the timing of annual salary increases for employees that came into effect in the second quarter of this year compared to the third quarter of last year.

•	Underlying operating profit decreased 1% from the prior-year period and the margin increased 60 basis points to 19.0%. Excluding the impact of currency, the 2015 margin was 100 basis points higher than the prior-year period.

•	Adjusted EPS was $0.52, up $0.01 from the prior-year period despite foreign currency having had a $0.06 negative impact.

Second-Quarter Business Segment Highlights

Unless otherwise noted, all revenue growth comparisons in this news release are before the impact of foreign currency (constant currency) as Thomson Reuters believes this provides the best basis to measure the performance of its business.

Financial & Risk

•	Revenues increased 1% (all organic). This represented the segment’s best performance and first quarter of organic revenue growth since the fourth quarter of 2011.

•	Recurring revenues (76% of the segment’s revenues) increased 1% (all organic) due to an annual price increase and the impact of the positive net sales trend more than offsetting the lower price realization resulting from the migration of some foreign exchange and buy-side customers to new products on Financial & Risk’s unified platform.

•	Transactions revenues (13% of the segment’s revenues) were up 3% due to increased fixed income revenues and growth in the BETA Systems transaction business.

•	Recoveries revenues (11% of the segment’s revenues) were down 1% and are low-margin revenues. As some third-party clients move to direct billing with customers, recoveries revenues are expected to continue to decline over the balance of the year.

•	By geography, revenues in the Americas and Asia were each up 1% and revenues in Europe, Middle East and Africa (EMEA) were flat.

•	Net sales were positive overall for the fifth consecutive quarter and were positive in all regions. Net sales have now improved in 10 of the last 11 quarters.

•	EBITDA increased 1% primarily due to savings related to efficiency initiatives and increased revenues, which were largely offset by the impact of foreign currency.

•	The margin was 27.7%, up 200 basis points from the prior-year period. Excluding the impact of currency from both periods and the impact of $30 million of charges taken by the company in the second quarter of 2014, EBITDA increased 5% and the margin was up 110 basis points to 28.7%. The margin was negatively impacted by the timing of annual salary increases.

•	Foreign currency had a 100 basis point negative impact on the margin.

•	Operating profit increased 3% compared to the prior-year period, primarily due to the same factors noted above.

•	The margin was 17.7%, up 160 basis points from the prior-year period.

•	Foreign currency had a 150 basis point negative impact on the margin.

Thomson Reuters Reports Second-Quarter 2015 Results

Legal

•	Revenues increased 2% (all organic). Excluding US print, revenues grew 3%.

•	Solutions businesses (45% of the segment’s revenues) grew 5% (all organic), driven by strong growth from the legal enterprise solutions business including Elite and Serengeti, Pangea3 legal managed services and the Investigations and Public Records business. Solutions businesses represent all of Legal’s revenue excluding US print and US online legal information.

•	US online legal information (39% of the segment’s revenues) grew slightly for the second consecutive quarter.

•	US print (16% of the segment’s revenues) declined 5%, as expected.

•	EBITDA decreased 5% and the margin was 37.4% compared to 38.9% in the prior-year period. The margin was negatively impacted by the timing of annual salary increases.

•	Operating profit decreased 4% with a margin of 29.9% compared to 30.7% in the prior-year period. The margin was impacted by the same factors noted above.

Tax & Accounting

•	Revenues increased 6% (5% organic) driven by the Corporate, Professional and Knowledge Solutions businesses, partially offset by a decline in the Government business. Recurring revenues were up 7% organically.

•	EBITDA decreased 8% and the margin was 27.5% compared to 30.2% in the prior-year period. The EBITDA margin decrease was primarily related to the decline in Government business revenues and the timing of annual salary increases.

•	Operating profit decreased 3% and the margin was 19.3% compared to 20.1% in the prior-year period. The margin decrease was a result of the same factors that impacted the EBITDA margin.

•	Small movements in the timing of revenues and expenses can impact margins in any given quarter for the Tax & Accounting business. Full-year margins are more reflective of the segment’s underlying performance.

Intellectual Property & Science

•	Revenues were up 1% as subscription revenue (approximately 75% of the segment’s revenues) growth of 4% was offset by an 8% decline in transactions revenues as fewer one-time deals affected the growth rate in the quarter.

•	EBITDA decreased 5% with a margin of 32.7% compared to 33.9% in the prior-year period. The EBITDA margin decline was primarily due to the timing of annual salary increases.

•	Operating profit decreased 6% with a margin of 23.4% compared to 24.7% in the prior-year period. The operating profit margin decrease was due to the same items that impacted the EBITDA margin.

•	Small movements in the timing of revenues and expenses can impact margins in any given quarter for the Intellectual Property & Science business. Full-year margins are more reflective of the segment’s underlying performance.

Corporate & Other (Including Reuters News)

•	Reuters News revenues were $74 million, up 1% compared to the prior-year period.

•	Corporate & Other costs were $70 million compared to $73 million in the prior-year period.

Thomson Reuters Reports Second-Quarter 2015 Results

Consolidated Financial Highlights – Six Months

	Six Months Ended June 30,
	(Millions of U.S. dollars, except EPS and margins)
	2015	2014	Change
IFRS Financial Measures
Revenues	$6,082	$6,289	-3%
Operating profit	$812	$740	10%
Diluted earnings per share (EPS)	$0.71	$0.65	9%
Cash flow from operations	$1,168	$989	18%

	2015	2014	Change		Change Before Currency
Non-IFRS Financial Measures (1)
Revenues from ongoing businesses	$6,082	$6,287	-3%		2%
Adjusted EBITDA	$1,659	$1,697	-2%		4%
Adjusted EBITDA margin	27.3%	27.0%	30	bp	50	bp
Underlying operating profit	$1,091	$1,109	-2%		6%
Underlying operating profit margin	17.9%	17.6%	30	bp	80	bp
Adjusted earnings per share (adjusted EPS)	$0.96	$0.97	-1%		10%
Free cash flow	$644	$517	25%

•	Revenues from ongoing businesses increased 2% (before currency) from the prior-year period driven by the Legal, Tax & Accounting and Intellectual Property & Science businesses, which grew 3% in aggregate.

•	Adjusted EBITDA decreased 2% from the prior-year period and the margin increased 30 basis points to 27.3%. Excluding the impact of currency, the 2015 margin was 50 basis points higher than the prior-year period.

•	Underlying operating profit decreased 2% from the prior-year period and the margin increased 30 basis points to 17.9%. Excluding the impact of currency, the 2015 margin was 80 basis points higher than the prior-year period.

•	Adjusted EPS was $0.96 compared to $0.97 in the prior-year period. Foreign currency had an $0.11 negative impact.

•	Free cash flow for the first six months of the year was $644 million compared to $517 million in the prior-year period primarily due to lower severance payments.

(1)	These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release. Additional information is provided in the explanatory footnotes to the appended tables.

Thomson Reuters Reports Second-Quarter 2015 Results

Business Outlook (Before Currency)

Thomson Reuters today re-affirmed its full-year business outlook for 2015, which was previously communicated in February 2015. The company’s 2015 outlook assumes constant currency rates compared to 2014 and is based on the expected performance of the company’s existing businesses and does not factor in the impact of any acquisitions or divestitures that may occur during the year. In light of the increased volatility recently seen in the foreign currency markets, the company continues to believe that currency is likely to have a higher-than-usual impact on its results in 2015.

The company continues to expect:

•	Positive organic revenue growth;

•	Adjusted EBITDA margin to range between 27.5% and 28.5%;

•	Underlying operating profit margin to range between 18.5% and 19.5%; and

•	Free cash flow to range between $1.550 billion and $1.750 billion in 2015.

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Assumptions and Material Risks.”

Dividend and Share Repurchases

In February 2015, Thomson Reuters board of directors approved a $0.02 per share annualized increase in the dividend to $1.34 per share. A quarterly dividend of $0.335 per share is payable on September 15, 2015 to common shareholders of record as of August 20, 2015.

In the second quarter of 2015, the company returned approximately $348 million to shareholders through the repurchase of approximately 8.5 million shares.

From January 1, 2015 through June 30, 2015, the company repurchased approximately 17.3 million shares at a cost of approximately $696 million.

The $1.0 billion share buyback program announced in July 2014 was completed in the second quarter of 2015. In May 2015, the company announced a third $1.0 billion share buyback program. The company has repurchased approximately 2.6 million shares at a cost of approximately $101 million under the new buyback program through June 30, 2015.

Thomson Reuters

Thomson Reuters is the world’s leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world’s most trusted news organization. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, go to www.thomsonreuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, such as revenues from ongoing businesses, adjusted EBITDA and the related margin, underlying operating profit and the related margin, free cash flow, adjusted EPS, and selected measures before the impact of foreign currency. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

Thomson Reuters Reports Second-Quarter 2015 Results

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL ASSUMPTIONS AND MATERIAL RISKS

Certain statements in this news release, including, but not limited to, statements in the “Business Outlook (Before Currency)” section and Mr. Smith’s comments, are forward-looking. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that the events described in any forward-looking statement will materialize. A business outlook is provided for the purpose of presenting information about current expectations for 2015. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

The company’s 2015 business outlook is based on various external and internal assumptions. Economic and market assumptions include, but are not limited to, GDP growth in the countries where Thomson Reuters operates. Internal financial and operational assumptions include, but are not limited to, continuing operational improvement in the Financial & Risk business and the successful execution of new sales initiatives, ongoing product release programs, globalization strategy and other growth and efficiency initiatives.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, changes in the general economy; actions of competitors; failure to develop new products, services, applications and functionalities to meet customers’ needs, attract new customers or expand into new geographic markets and identify areas of higher growth; failures or disruptions of telecommunications, network systems or the Internet; fraudulent or unpermitted data access or other cyber-security or privacy breaches; increased accessibility to free or relatively inexpensive information sources; failure to maintain a high renewal rate for subscription-based services; dependency on third parties for data, information and other services; changes to law and regulations, including the impact of the Dodd-Frank legislation and similar financial services laws around the world; tax matters, including changes to tax laws, regulations and treaties; fluctuations in foreign currency exchange and interest rates; failure to adapt to recent organizational changes and effectively implement strategic initiatives; failure to recruit, motivate and retain high quality management and key employees; failure to meet the challenges involved in operating globally; failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions; failure to protect the brands and reputation of Thomson Reuters; impairment of goodwill and identifiable intangible assets; inadequate protection of intellectual property rights; threat of legal actions and claims; risk of antitrust/competition-related claims or investigations; downgrading of credit ratings and adverse conditions in the credit markets; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; and actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited. These and other factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

CONTACTS

MEDIA David Crundwell Corporate Affairs +1 646 223 5285 david.crundwell@thomsonreuters.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com

Thomson Reuters will webcast a discussion of its second-quarter 2015 results today beginning at 8:30 a.m. Eastern Time (ET). You can access the webcast by visiting the “Investor Relations” section of www.thomsonreuters.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Second-Quarter 2015 Results

Thomson Reuters Corporation

Business Segment Information

(millions of U.S. dollars)

(unaudited)

	Three Months Ended June 30,		Change
	2015	2014	Total	Before Currency (5)	Organic
Revenues
Financial & Risk	$1,552	$1,655	-6%	1%	1%
Legal	840	850	-1%	2%	2%
Tax & Accounting	327	324	1%	6%	5%
Intellectual Property & Science	248	251	-1%	1%	1%
Corporate & Other (includes Reuters News)	74	82	-10%	1%	1%
Eliminations	(3)	(4)

Revenues from ongoing businesses (1)	3,038	3,158	-4%	2%	2%
Other Businesses (2)	—	1

Revenues	$3,038	$3,159	-4%

				Margin
			Change	2015	2014	Change
Adjusted EBITDA (3)
Financial & Risk	$430	$426	1%	27.7%	25.7%	200bp
Legal	314	331	-5%	37.4%	38.9%	-150bp
Tax & Accounting	90	98	-8%	27.5%	30.2%	-270bp
Intellectual Property & Science	81	85	-5%	32.7%	33.9%	-120bp
Corporate & Other (includes Reuters News)	(59)	(63)

Adjusted EBITDA	$856	$877	-2%	28.2%	27.8%	40bp

Underlying Operating Profit (4)
Financial & Risk	$274	$266	3%	17.7%	16.1%	160bp
Legal	251	261	-4%	29.9%	30.7%	-80bp
Tax & Accounting	63	65	-3%	19.3%	20.1%	-80bp
Intellectual Property & Science	58	62	-6%	23.4%	24.7%	-130bp
Corporate & Other (includes Reuters News)	(70)	(73)

Underlying operating profit	$576	$581	-1%	19.0%	18.4%	60bp

Refer to page 12 for explanation of footnotes.

Thomson Reuters Reports Second-Quarter 2015 Results

Thomson Reuters Corporation

Business Segment Information

(millions of U.S. dollars)

(unaudited)

	Six Months Ended June 30,		Change
	2015	2014	Total	Before Currency (5)	Organic
Revenues
Financial & Risk	$3,104	$3,313	-6%	0%	0%
Legal	1,650	1,653	0%	2%	2%
Tax & Accounting	700	672	4%	8%	6%
Intellectual Property & Science	485	494	-2%	1%	1%
Corporate & Other (includes Reuters News)	148	161	-8%	1%	1%
Eliminations	(5)	(6)

Revenues from ongoing businesses (1)	6,082	6,287	-3%	2%	1%
Other Businesses (2)	—	2

Revenues	$6,082	$6,289	-3%

				Margin
			Change	2015	2014	Change
Adjusted EBITDA (3)
Financial & Risk	$831	$825	1%	26.8%	24.9%	190bp
Legal	593	615	-4%	35.9%	37.2%	-130bp
Tax & Accounting	216	213	1%	30.9%	31.7%	-80bp
Intellectual Property & Science	141	157	-10%	29.1%	31.8%	-270bp
Corporate & Other (includes Reuters News)	(122)	(113)

Adjusted EBITDA	$1,659	$1,697	-2%	27.3%	27.0%	30bp

Underlying Operating Profit (4)
Financial & Risk	$515	$506	2%	16.6%	15.3%	130bp
Legal	464	476	-3%	28.1%	28.8%	-70bp
Tax & Accounting	161	149	8%	23.0%	22.2%	80bp
Intellectual Property & Science	96	113	-15%	19.8%	22.9%	-310bp
Corporate & Other (includes Reuters News)	(145)	(135)

Underlying operating profit	$1,091	$1,109	-2%	17.9%	17.6%	30bp

Refer to page 12 for explanation of footnotes.

Thomson Reuters Reports Second-Quarter 2015 Results

Thomson Reuters Corporation

Reconciliation of Operating Profit to Adjusted EBITDA (3)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended June 30,				Six Months Ended June 30,
	2015	2014	Change		2015	2014	Change
Operating profit	$405	$381	6%		$812	$740	10%
Adjustments to remove:
Amortization of other identifiable intangible assets	147	165			296	328
Fair value adjustments	59	33			6	35
Other operating (gains) losses, net	(35)	2			(23)	5
Operating loss from Other Businesses (2)	—	—			—	1

Underlying operating profit	$576	$581	-1%		$1,091	$1,109	-2%
Remove: depreciation and amortization of computer software (excluding Other Businesses (2))	280	296			568	588

Adjusted EBITDA	$856	$877	-2%		$1,659	$1,697	-2%

Underlying operating profit margin (4)	19.0%	18.4%	60	bp	17.9%	17.6%	30	bp

Adjusted EBITDA margin (3)	28.2%	27.8%	40	bp	27.3%	27.0%	30	bp

Thomson Reuters Corporation Reconciliation of Net Earnings to Adjusted EBITDA (3) (millions of U.S. dollars) (unaudited)

	Three Months Ended June 30,				Six Months Ended June 30,
	2015	2014	Change		2015	2014	Change
Net earnings	$281	$260	8%		$601	$552	9%
Adjustments to remove:
Tax expense	14	40			42	27
Other finance costs (income)	5	(29)			(37)	(57)
Net interest expense	107	111			212	219
Amortization of other identifiable intangible assets	147	165			296	328
Amortization of computer software	193	197			386	391
Depreciation	87	99			182	197

EBITDA	$834	$843			$1,682	$1,657
Adjustments to remove:
Share of post-tax earnings in equity method investments	(2)	(1)			(6)	(1)
Other operating (gains) losses, net	(35)	2			(23)	5
Fair value adjustments	59	33			6	35
EBITDA from Other Businesses (2)	—	—			—	1

Adjusted EBITDA	$856	$877	-2%		$1,659	$1,697	-2%

Refer to page 12 for explanation of footnotes.

Thomson Reuters Reports Second-Quarter 2015 Results

Thomson Reuters Corporation

Reconciliation of Underlying Operating Profit (4) to Adjusted EBITDA (3) by Business Segment

(millions of U.S. dollars)

(unaudited)

	Three Months Ended June 30, 2015			Three Months Ended June 30, 2014
	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software	Adjusted EBITDA	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA
Financial & Risk	$274	$156	$430	$266	$160	$426
Legal	251	63	314	261	70	331
Tax & Accounting	63	27	90	65	33	98
Intellectual Property & Science	58	23	81	62	23	85
Corporate & Other (includes Reuters News)	(70)	11	(59)	(73)	10	(63)

	$576	$280	$856	$581	$296	$877

	Six Months Ended June 30, 2015			Six Months Ended June 30, 2014
	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software	Adjusted EBITDA	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA
Financial & Risk	$515	$316	$831	$506	$319	$825
Legal	464	129	593	476	139	615
Tax & Accounting	161	55	216	149	64	213
Intellectual Property & Science	96	45	141	113	44	157
Corporate & Other (includes Reuters News)	(145)	23	(122)	(135)	22	(113)

	$1,091	$568	$1,659	$1,109	$588	$1,697

**	Excludes Other Businesses (2)

Refer to page 12 for explanation of footnotes.

Thomson Reuters Reports Second-Quarter 2015 Results

Thomson Reuters Corporation

Reconciliation of Changes in Adjusted EBITDA (5), Underlying Operating Profit (5) and the Related Margins, and Adjusted Earnings Per Share (EPS) (5) Excluding the Effects of Foreign Currency

(millions of U.S. dollars, except for per share data and margins)

(unaudited)

	Three Months Ended June 30,
			% Change					BP Change
	2015	2014	Total	Foreign Currency	Before Currency	2015 Margin	2014 Margin	Total	Foreign Currency	Before Currency
Adjusted EBITDA	$856	$877	-2%	-5%	3%	28.2%	27.8%	40bp	-10bp	50bp
Underlying operating profit	$576	$581	-1%	-8%	7%	19.0%	18.4%	60bp	-40bp	100bp
Adjusted EPS	$0.52	$0.51	2%	-12%	14%	n/a	n/a	n/a	n/a	n/a

	Six Months Ended June 30,
			% Change					BP Change
	2015	2014	Total	Foreign Currency	Before Currency	2015 Margin	2014 Margin	Total	Foreign Currency	Before Currency
Adjusted EBITDA	$1,659	$1,697	-2%	-6%	4%	27.3%	27.0%	30bp	-20bp	50bp
Underlying operating profit	$1,091	$1,109	-2%	-8%	6%	17.9%	17.6%	30bp	-50bp	80bp
Adjusted EPS	$0.96	$0.97	-1%	-11%	10%	n/a	n/a	n/a	n/a	n/a

n/a – not applicable

Thomson Reuters Corporation

Reconciliation of Earnings Attributable to Common Shareholders

to Adjusted Earnings (6)

(millions of U.S. dollars, except as otherwise indicated and except for per share data)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Earnings attributable to common shareholders	$262	$249	$567	$531
Adjustments to remove:
Operating loss from Other Businesses (2)	—	—	—	1
Fair value adjustments	59	33	6	35
Other operating (gains) losses, net	(35)	2	(23)	5
Other finance costs (income)	5	(29)	(37)	(57)
Share of post-tax earnings in equity method investments	(2)	(1)	(6)	(1)
Tax on above items	(11)	(4)	3	(4)
Tax items impacting comparability	4	14	(2)	—
Amortization of other identifiable intangible assets	147	165	296	328
Interim period effective tax rate normalization (7)	2	7	3	(5)
Tax charge amortization (8)	(21)	(21)	(43)	(43)
Dividends declared on preference shares	—	—	(1)	(1)

Adjusted earnings	$410	$415	$763	$789

Adjusted earnings per share	$0.52	$0.51	$0.96	$0.97

Diluted weighted-average common shares (millions)	788.9	813.4	793.2	817.3

Refer to page 12 for explanation of footnotes.

Thomson Reuters Reports Second-Quarter 2015 Results

Thomson Reuters Corporation

Reconciliation of Net Cash Provided by Operating Activities

to Free Cash Flow from Ongoing Businesses (9)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Net cash provided by operating activities	$931	$876	$1,168	$989
Capital expenditures, less proceeds from disposals	(223)	(225)	(526)	(473)
Other investing activities	1	1	3	2
Dividends paid on preference shares	—	—	(1)	(1)

Free cash flow	709	652	644	517
Remove: Other Businesses (2)	—	1	—	1

Free cash flow from ongoing businesses	$709	$653	$644	$518

Footnotes

(1)	Revenues from ongoing businesses are revenues from reportable segments and Corporate & Other (which includes Reuters News) less eliminations. Other Businesses (see note (2) below) are excluded.
(2)	Other Businesses are businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification.
(3)	Thomson Reuters defines adjusted EBITDA as underlying operating profit excluding the related depreciation and amortization of computer software. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues from ongoing businesses.
(4)	Underlying operating profit is operating profit from reportable segments and Corporate & Other (includes Reuters News). Underlying operating profit margin is the underlying operating profit expressed as a percentage of revenues from ongoing businesses.
(5)	The changes in revenues from ongoing businesses, adjusted EBITDA and underlying operating profit and the related margins, and adjusted earnings per share before currency (at constant currency or excluding the effects of currency) are determined by converting the current and prior period’s local currency equivalent using the same exchange rates.
(6)	Adjusted earnings and adjusted earnings per share include dividends declared on preference shares and amortization of the 2013 tax charges associated with the consolidation of technology and content assets but exclude the pre-tax impacts of amortization of other identifiable intangible assets as well as the post-tax impacts of fair value adjustments, other operating (gains) and losses, certain impairment charges, the results of Other Businesses (see note (2) above), other finance (income) costs, Thomson Reuters share of post-tax (earnings) losses in equity method investments, discontinued operations and other items affecting comparability. Adjusted earnings per share is calculated using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders.
(7)	Adjustment to reflect income taxes based on estimated full-year effective tax rate. Reported earnings or loss for interim periods reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.
(8)	Reflects amortization of the 2013 tax charges associated with the consolidation of the ownership and management of technology and content assets. For the non-IFRS measure, the majority of the charges are amortized over seven years, the period over which the tax is expected to be paid.
(9)	Free cash flow is net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on the company’s preference shares. Other Businesses (see note (2) above) are also removed to arrive at free cash flow from ongoing businesses.

Thomson Reuters Reports Second-Quarter 2015 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Revenues	$3,038	$3,159	$6,082	$6,289
Operating expenses	(2,241)	(2,315)	(4,429)	(4,628)
Depreciation	(87)	(99)	(182)	(197)
Amortization of computer software	(193)	(197)	(386)	(391)
Amortization of other identifiable intangible assets	(147)	(165)	(296)	(328)
Other operating gains (losses), net	35	(2)	23	(5)

Operating profit	405	381	812	740
Finance costs, net:
Net interest expense	(107)	(111)	(212)	(219)
Other finance (costs) income	(5)	29	37	57

Income before tax and equity method investments	293	299	637	578
Share of post-tax earnings in equity method investments	2	1	6	1
Tax expense	(14)	(40)	(42)	(27)

Net earnings	$281	$260	$601	$552

Earnings attributable to:
Common shareholders	262	249	567	531
Non-controlling interests	19	11	34	21

Basic earnings per share	$0.33	$0.31	$0.72	$0.65

Diluted earnings per share	$0.33	$0.31	$0.71	$0.65

Basic weighted-average common shares	785,441,698	809,941,274	789,793,561	813,910,056

Diluted weighted-average common shares	788,852,919	813,363,597	793,192,368	817,255,753

Thomson Reuters Reports Second-Quarter 2015 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	June 30, 2015	December 31, 2014
Assets
Cash and cash equivalents	$1,127	$1,018
Trade and other receivables	1,693	1,810
Other financial assets	172	161
Prepaid expenses and other current assets	741	657

Current assets	3,733	3,646

Computer hardware and other property, net	1,095	1,182
Computer software, net	1,492	1,529
Other identifiable intangible assets, net	6,776	7,124
Goodwill	16,209	16,403
Other financial assets	122	127
Other non-current assets	541	536
Deferred tax	49	50

Total assets	$30,017	$30,597

Liabilities and equity
Liabilities
Current indebtedness	$1,564	$534
Payables, accruals and provisions	2,038	2,443
Deferred revenue	1,383	1,355
Other financial liabilities	244	265

Current liabilities	5,229	4,597

Long-term indebtedness	6,971	7,576
Provisions and other non-current liabilities	2,107	2,171
Other financial liabilities	235	161
Deferred tax	1,390	1,433

Total liabilities	15,932	15,938

Equity
Capital	10,057	10,157
Retained earnings	6,816	7,168
Accumulated other comprehensive loss	(3,277)	(3,147)

Total shareholders’ equity	13,596	14,178
Non-controlling interests	489	481

Total equity	14,085	14,659

Total liabilities and equity	$30,017	$30,597

Thomson Reuters Reports Second-Quarter 2015 Results

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Cash provided by (used in):
Operating activities
Net earnings	$281	$260	$601	$552
Adjustments for:
Depreciation	87	99	182	197
Amortization of computer software	193	197	386	391
Amortization of other identifiable intangible assets	147	165	296	328
Net (gains) losses on disposals of businesses and investments	(25)	—	(25)	1
Deferred tax	(39)	(35)	(66)	(75)
Other	116	77	102	111
Changes in working capital and other items	171	113	(308)	(516)

Net cash provided by operating activities	931	876	1,168	989

Investing activities
Acquisitions, net of cash acquired	(7)	(137)	(15)	(137)
Proceeds from disposals of businesses and investments, net of taxes paid	75	12	75	12
Capital expenditures, less proceeds from disposals	(223)	(225)	(526)	(473)
Other investing activities	1	1	3	2

Net cash used in investing activities	(154)	(349)	(463)	(596)

Financing activities
Net borrowings under short-term loan facilities	170	—	570	—
Repurchases of common shares	(348)	(353)	(696)	(617)
Dividends paid on preference shares	—	—	(1)	(1)
Dividends paid on common shares	(254)	(258)	(512)	(520)
Other financing activities	11	125	52	129

Net cash used in financing activities	(421)	(486)	(587)	(1,009)

Increase (decrease) in cash and bank overdrafts	356	41	118	(616)
Translation adjustments	3	3	(9)	3
Cash and bank overdrafts at beginning of period	765	655	1,015	1,312

Cash and bank overdrafts at end of period	$1,124	$699	$1,124	$699

Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	$1,127	$704	$1,127	$704
Bank overdrafts	(3)	(5)	(3)	(5)

	$1,124	$699	$1,124	$699